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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004.

Commission File Number

                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   WESTERN FOREST PRODUCTS INC.
                                                  ------------------------------
                                                            (Registrant)

Date October 4, 2004                              By      /s/ P.G. Hosier
                                                     ---------------------------
                                                           (Signature)*
                                                         Philip G. Hosier
                                                        Corporate Secretary

-------------------
* Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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WEDNESDAY, SEPTEMBER 22, 2004
FOR IMMEDIATE RELEASE
MEDIA CONTACT: GARY LEY -- 604-787-5467

               EXPERIENCED BC INDUSTRY EXECUTIVE NAMED TO CEO POST
                                       AT
                             WESTERN FOREST PRODUCTS

Vancouver, BC. The Board of Western Forest Products Inc. (TSX: WEF) today announced the appointment of Reynold Hert as the Company's new President and Chief Executive Officer. He assumes his new duties with WFP at the Company's Duncan, BC, office on October 4, 2004.

Mr. Hert joins WFP from Weyerhaeuser Canada where he has spent 26 years in various roles, most recently in Kamloops, BC, as Vice President, Canadian Forestlands and previously as Vice President, Canadian SPF Lumber. He started in the Canadian forest industry while a forestry student at the University of Toronto, working in timber cruising in Ontario and Alberta.

"On behalf of the Board, I thank Rick Doman for stepping into the CEO's role in difficult circumstances," says John MacIntyre, Chairman of the Board of Directors. "He successfully led the Company through a long and complex re-structuring with determination and patience.

"Reynold Hert has the operating skills, experience, and leadership we need to carry us forward," says MacIntyre.

Western Forest Products is an integrated Canadian forest products company and the second largest coastal woodland operator in BC. Principal activities conducted by WFP include timber harvesting, reforestation, sawmilling logs into


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lumber and wood chips, value-added manufacturing, and producing NBSK pulp. All of WFP's operations, employees, and corporate facilities are located on the BC Coast and its products are sold in 30 countries worldwide.

                                      -30-


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                          WESTERN FOREST PRODUCTS INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.  NAME AND ADDRESS OF COMPANY

Western Forest Products Inc. ("Western Forest" or the "Company")
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9

ITEM 2.  DATE OF MATERIAL CHANGE

September 22, 2004

ITEM 3.  NEWS RELEASE

The news release was disseminated in Vancouver via Canada Newswire on September 22, 2004.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

The Board of Western Forest announced on September 22, 2004 the appointment of Reynold Hert as the Company's new President and Chief
Executive Officer.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

The Board of Western Forest announced on September 22, 2004 the appointment of Reynold Hert as the Company's new President and Chief Executive Officer. He replaces Mr. Rick Doman. Mr. Hert assumes his new duties with WFP at the Company's Duncan, B.C., office on October 4, 2004.

Mr. Hert joins Western Forest from Weyerhaeuser Canada where he has spent 26 years in various roles, most recently in Kamloops, B.C., as Vice President, Canadian Forestlands and previously as Vice President, Canadian SPF Lumber. He started in the Canadian forest industry while a forestry student at the University of Toronto, working in timber cruising in Ontario and Alberta.

ITEM 6.  RELIANCE ON 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.  OMITTED INFORMATION

Not applicable.

ITEM 8.  EXECUTIVE OFFICER

The following executive officer of Western Forest is knowledgeable about the material change and may be contacted respecting the change:

Philip G. Hosier,
Vice-President, Finance and Corporate Secretary
604 665 6200


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ITEM 9.  DATE OF REPORT

September 30, 2004.
                                       WESTERN FOREST PRODUCTS INC.

                                       By:  "P.G. HOSIER"
                                            ------------------------------------
                                            Name:   Philip G. Hosier
                                            Title:  Vice-President, Finance and
                                                    Corporate Secretary